UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2019

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

7 August 2019

To:	Australian Securities Exchange (ASX)	cc:	New York Stock Exchange (NYSE)
	London Stock Exchange (LSE)		JSE Limited (JSE)

Notice of Dividend and AGM Dates

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

The proposed dates1 for the 2019 Final Dividend of BHP Group Limited and BHP Group Plc are set out below. BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the FY2019 Final Dividend. Full terms and conditions of the DRP and details about how to participate can be found at bhp.com.

2019 Final Dividend

Preliminary Results Announcement and Dividend Determination	20 August 2019
Announcement of currency conversion into RAND	30 August 2019
Last day to trade cum dividend on JSE	3 September 2019
Ex-Dividend Date (JSE)	4 September 2019
Ex-Dividend Date (ASX, LSE and NYSE2)	5 September 2019
Record Date	6 September 2019
DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	9 September 2019
Payment Date	25 September 2019
DRP Allocation Date (ASX and LSE) within ten business days after the payment date	9 October 2019
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market, CSDP accounts credited/updated on or about[3]	9 October 2019

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 4 September and 6 September 2019 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 30 August and 6 September 2019 (inclusive).

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for each share actually purchased to satisfy DRP elections. The Allocation Price applicable to each stock exchange will made available at bhp.com/DRP4.

[1]	Dates are subject to change.
[2]

BHP Group Limited and BHP Group Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

[3]	Computershare Investor Services (Pty) Limited as the Transfer Secretary will notify Strate and CSDPs when the price and allocation date is known.
[4]	In the case of BHP Group Limited, the allocation price will also be released via the ASX using Appendix 3A.1 in accordance with ASX requirements.

2019 Annual General Meetings (AGM)

The 2019 AGM of BHP Group Plc will be held in London on Thursday, 17 October 2019 at 11.00 am (London time).

The 2019 AGM of BHP Group Limited will be held in Sydney on Thursday, 7 November 2019 at 10.00 am (Sydney time).

Rachel Agnew
Company Secretary

BHP Group Limited ABN 49 004 028 077	BHP Group Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date:	August 7, 2019	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary